UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2023

TRADEUP ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40608	86-1314502
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

437 Madison Avenue, 27th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(732) 910-9692

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one-half of one Warrant	UPTDU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	UPTD	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	UPTDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging  growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On July 31, 2023, TradeUP Acquisition Corp. (the “Company”) held a special meeting of stockholders (the “Special Meeting”) in connection with the Business Combination (as defined below) contemplated by a Merger Agreement dated September 30, 2022 by and among the Company, Tradeup Merger Sub Inc. (“Merger Sub”) and Estrella Biopharma, Inc. (“Estrella”)(such agreement, the “Merger Agreement”). The Business Combination is described in the definitive proxy statement filed by the Company (the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2023.

On June 13, 2023, the record date for the Special Meeting, there were 2,329,920 shares of common stock of the Company entitled to be voted at the Special Meeting, approximately 80% of which were represented in person or by proxy at the Special Meeting.

The final results for each of the matters submitted to a vote of the Company’s stockholders at the Special Meeting, each of which is described in detail in the Proxy Statement, are as follows. The adjournment proposal described in the Proxy Statement was not presented at the Special Meeting because there were enough votes to approve the other proposals presented at the Special Meeting.

1. The Business Combination Proposal

The stockholders approved the proposal to (a) adopt and approve the Merger Agreement, (b) adopt and approve each ancillary document in connection with the Merger Agreement and the Business Combination; and (c) approve the merger between Merger Sub and Estrella, where Merger Sub will merge with and into Estrella (the “Merger”), with Estrella surviving the Merger as a wholly owned subsidiary of the Company, and other transactions contemplated therein (collectively, the “Business Combination”).The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

2. The Charter Amendment Proposal

The stockholders approved the proposal to approve, a proposed amended and restated certificate of incorporation (the “Proposed Charter”) of the post-Business Combination company (the “Combined Company”), which will amend and restate the Company’s current amended and restated certificate of incorporation (the “Current Charter”), which will be in effect upon the closing of the Business Combination (the “Closing”). The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

3.  The Advisory Charter Amendment Proposals

The stockholders approved the following material differences between the Proposed Charter and the Current Charter, which were being presented pursuant to guidance of the SEC as six separate sub-proposals. The voting results were as follows:

(1)	Proposal 3(a) – to change the corporate name of the Combined Company to “Estrella Immunopharma, Inc.” on and from the time of the Business Combination;

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

(2)	Proposal 3(b) – to increase the authorized shares of common stock of the Combined Company to 250,000,000 shares of common stock, par value of $0.0001 per share;

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

(3)	Proposal 3(c) – to increase the authorized shares of preferred stock to 10,000,000 shares of preferred stock, par value of $0.0001 per share;

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

(4)	Proposal 3(d) – to provide that certain named individuals be elected to serve as Class I, Class II, and Class III directors to serve staggered terms on the board of directors of the Combined Company until their respective successors are duly elected and qualified, or until their earlier resignation, death, or removal, and to provide that the removal of any director be only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the Combined Company’s then-outstanding shares of capital stock entitled to vote at an election of directors;

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

(5)	Proposal 3(e) – to provide that certain amendments to provisions of the Proposed Charter will require the approval of the holders of at least two-thirds (66 and 2/3%) of the Combined Company’s then-outstanding shares of capital stock entitled to vote on such amendments, and of the holders of shares of each class entitled to vote thereon as a class; and

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

(6)	Proposal 3(f) – to make the Combined Company’s corporate existence perpetual instead of requiring UPTD to be dissolved and liquidated 18 months following the closing of the initial public offering of the Company, and to omit from the Proposed Charter the various provisions applicable only to special purpose acquisition companies.

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

4. The Nasdaq Stock Issuance Proposal

The stockholders approved, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of 32,500,000 shares of common stock of the Company in connection with the Business Combination and the issuance of at least 1,500,000 shares of common stock of the Company in connection with satisfying the Merger Financing closing condition to certain investors, if any, prior to or at the Closing, which amount will be determined as described in more detail in the Definitive Proxy Statement. The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

5. The Director Election Proposal

The stockholders approved the appointment of five directors who, upon consummation of the Business Combination, will become directors of the Combined Company. Specifically, appoint each of Dr. Marsha Roberts, Mr. Fan Wu, and Ms. Janelle Wu as Class II director and each of Dr. Cheng Liu and Ms. Pei Xu as Class III director. The voting results for each director nominee were as follows:

(1)	Dr. Cheng Liu

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	0	631	N/A

(2)	Dr. Marsha Roberts

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	0	631	N/A

(3)	Mr. Fan Wu

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	0	631	N/A

(4)	Ms. Janelle Wu

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	0	631	N/A

(5)	Ms. Pei Xu

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	0	631	N/A

6. The Incentive Plan Proposal

The stockholders approved the Estrella Immunopharma, Inc. 2023 Omnibus Incentive Plan, which will become effective as of and is contingent on the consummation of the Business Combination. The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
1,884,258	631	0	N/A

Item 8.01. Other Events.

In connection with the votes to approve the stockholder vote at the Special Meeting, 650,580 shares of common stock of the Company were rendered for redemption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TradeUP Acquisition Corp.

	By:	/s/ Weiguang Yang
	Name:	Weiguang Yang
	Title:	Co-Chief Executive Officer

Date: July 31, 2023

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